JERNIGAN CAPITAL, INC.

1395 Brickell Avenue

Miami, FL 33131

March 23, 2015

Ms. Sonia Gupta Barros

Mr. Jerard Gibson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jernigan Capital, Inc.

Registration Statement on Form S-11 (File No. 333-202219)

Dear Ms. Barros and Mr. Gibson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jernigan Capital, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-202219), to 4:00 p.m., Eastern Time, on March 25, 2015, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Scott Lesmes, our counsel at Morrison & Foerster LLP, at (202) 887-1585.

Very truly yours,

Jernigan Capital, Inc.

By:	/s/ Dean Jernigan
Name:	Dean Jernigan
Title:	Chief Executive Officer